J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Evercore Group L.L.C.

55 East 52nd Street

New York, New York 10055

September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky, Margaret Schwartz, Gary Newberry and Kevin Vaughn

Re:	RayzeBio, Inc.

Registration Statement on Form S-1, as amended (File No. 333-274193)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of RayzeBio, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on September 14, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC JEFFERIES LLC EVERCORE GROUP L.L.C.

As representatives of the several Underwriters listed in Schedule 1 of the Underwriting Agreement

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H. Burdett
Name: Benjamin H. Burdett
Title: Head of ECM Healthcare

By:	JEFFERIES LLC

By:	/s/ Matt Kim
Name: Matt Kim
Title: Managing Director

By:	EVERCORE GROUP L.L.C.

By:	/s/ Gloria Tang
Name: Gloria Tang
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]